

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 1, 2015

<u>Via E-mail</u>
Mr. Kenneth T. Smith
Chief Financial Officer
Root9B Technologies, Inc.
4521 Sharon Road Suite 300
Charlotte, NC 28211

> **Re:** **root9B Technologies, Inc.**
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2014**
> **Form 10-Q for the quarterly period ended June 30, 2015**
> **Amendment No. 1 to Form 8-K filed on April 17, 2015**
> **File No. 0-50502**

Dear Mr. Smith:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2014</u>

<u>Exhibits 31.1 and 31.2</u>

1. We note that in paragraphs 3, 4 and 5 you have replaced "registrant" with "small business issuer" and have deleted "The registrant's other certifying officer(s) and" in the beginning of paragraphs 4 and 5. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K

<u>Form 10-Q for the quarterly period ended June 30, 2015</u>

<u>Note 8 – Stockhoders' Equity, page 15</u>

2. We note that warrants were issued in connection with the three equity financing transactions that occurred during three months ended March 31, 2015. Please tell us how

you determined that the warrants qualified for equity accounting and reference the authoritative literature you relied upon to support your accounting.

Item 4. Controls and Procedures, page 39

3. Please confirm that there were no changes in internal control over financial reporting during the quarter ended June 30, 2015 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please also revise future filings beginning with your next Form 10-Q to disclose whether or not there have been such changes during your last fiscal quarter. Refer to Item 308(c) of Regulation S-K.

Amendment No. 1 to Form 8-K filed on April 17, 2015

Exhibit 99.1 IPSA International, Inc. Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

4. We note that the report of your independent registered public accounting firm is not signed by the accounting firm in accordance with Rule 2-02 of Regulation S-X. Please amend your filing to include an audit report that includes a conforming signature of the independent registered public accounting firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities